U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Feinberg                       Stephen
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   (Last)                           (First)             (Middle)

     c/o Cerberus Partners, L.P.
     450 Park Avenue - 28th Floor
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                                    (Street)

     New York                          NY                10022
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   (City)                           (State)              (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Philip Services Corporation (PSCDE)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     May/2002
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5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)
                                                 1,2
     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

       1,2
     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                              6.
                                                                 4.                             5.            Owner-
                                                                 Securities Acquired (A) or     Amount of     ship
                                      2.            3.           Disposed of (D)                Securities    Form:     7.
                                      Transaction   Transaction  (Instr. 3, 4 and 5)            Beneficially  Direct    Nature of
                                      Date          Code         -----------------------------  Owned at End  (D) or    Indirect
1.                                    (Month/       (Instr. 8)                  (A)             of Month      Indirect  Beneficial
Title of Security                     Day/          ------------   Amount       or    Price     (Instr. 3     (I)       Ownership
(Instr. 3)                            Year)          Code    V                  (D)             and 4)        (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                           2            4                1,2    1,2             1,2
Common Stock, $0.01 par value          5/16/02        P             125,303      A     *         4,596,344     I        By partner-
                                                                                                                        ships and
                                                                                                                        companies
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====================================================================================================================================

*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                         (Print or Type Responses)        (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                         9.         Owner-
                                                                                                         Number     ship
                                                                                                         of         Form
                  2.                                                                                     Deriv-     of
                  Conver-                     5.                              7.                         ative      Deriv-   11.
                  sion                        Number of                       Title and Amount           Secur-     ative    Nature
                  or                          Derivative    6.                of Underlying     8.       ities      Secur-   of
                  Exer-             4.        Securities    Date              Securities        Price    Bene-      ities    In-
                  cise     3.       Trans-    Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially   Bene-    direct
                  Price    Trans-   action    or Disposed   Expiration Date   ----------------  Deriv-   Owned      ficially Bene-
1.                of       action   Code      of(D)         (Month/Day/Year)           Amount   ative    at End     Owned    ficial
Title of          Deriv-   Date     (Instr.   (Instr. 3,    ----------------           or       Secur-   of         at End   Owner-
Derivative        ative    (Month/  8)        4 and 5)      Date     Expira-           Number   ity      Month      of Month ship
Security          Secur-   Day/     ------    ------------  Exer-    tion              of       (Instr.  (Instr.    (Instr.  (Instr.
(Instr. 3)        ity      Year)    Code V     (A)     (D)  cisable  Date     Title    Shares   5)       4)         4)       4)
------------------------------------------------------------------------------------------------------------------------------------

                                  3   3            2,3                                   2,3                           1,2       1,2
10% Secured       $11.72    5/29/02  J        $1,362        Immed.   3/31/05  Common   116                            I    By part-
Convertible PIK                                                               Stock                                        nerships
Debt due 2005                                                                                                              and
("PIK Notes")                                                                                                              companies
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                                                     2,3                                    2,3        4            2  1,2       1,2
10% Secured       $11.72    5/16/02  P        $699,365      Immed.   3/31/05  Common   59,672   $251,771  $21,371,408 I    By part-
Convertible PIK                                                               Stock                                        nerships
Debt due 2005                                                                                                              and
("PIK Notes")                                                                                                              companies
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====================================================================================================================================

Explanation of Responses:

1 As of May 31, 2002, Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International"), Madeleine LLC ("Madeleine"), Styx Partners, L.P. ("Styx"), Styx International, Ltd. ("Styx International"), The Long Horizons Fund, L.P. ("Long Horizons"), The Long Horizons Overseas Fund, Ltd. ("Horizons Overseas," and, together with Cerberus, International, Madeleine, Styx, Styx International and Long Horizons, the "Feinberg Entities") and certain private investment funds (the "Funds") held or had the right to acquire an aggregate of 6,419,843 shares ("Shares") of common stock of Philip Services Corporation (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of the Feinberg Entities and the Funds. The Shares consist of, among other things, Shares held of record and/or beneficially by the Feinberg Entities and the Funds and Shares underlying the 10% Secured Convertible PIK Debt of the Company due 2005
     (the "PIK Notes") held of record and/or beneficially by the Feinberg Entities and the Funds, which consist both of Shares underlying the original principal amount of such PIK Notes as well as Shares underlying the pay-in-kind interest which has accreted on such PIK Notes since the date of issuance.

2 The reporting person's interest is limited to the extent of his pecuniary interest in the Feinberg Entities and the Funds, if any.

3 Represents PIK Notes acquired from an unrelated third party and pay-in-kind interest accreted on such acquired PIK Notes.

4 The $251,771 purchase price includes both the PIK Notes and common stock acquired on May 16, 2002. No separate purchase price allocation was made between or among such securities.


By:  /s/Stephen Feinberg                                      June 5, 2002
   ------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.